UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission File Number 1-6364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

South Jersey Industries, Inc. 401(K) Plan

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

SOUTH JERSEY INDUSTRIES, INC.
One South Jersey Plaza
Folsom, NJ 08037

South Jersey Industries, Inc.

401(K)Plan

Financial Statements as of December 31, 2010
and 2009, and for the Year Ended December 31,
2010, and Supplemental Schedule as of
December 31, 2010, and Report of Independent
Registered Public Accounting Firm.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
South Jersey Industries, Inc. 401(k) Plan
Folsom, New Jersey

We have audited the accompanying statements of net assets available for benefits of South Jersey Industries, Inc. 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
June 24, 2011

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009

INVESTMENTS - AT FAIR VALUE:
Cash	$58,906	$66,704
South Jersey Industries, Inc. Common Stock	108,052,968	79,904,590
Mutual Funds	22,801,523	18,881,510
Pending Settlement Funds	690	181,758
Common/Collective Trusts	7,208,876	5,824,458

Total Investments	138,122,963	104,859,020

RECEIVABLES:
Participants Contributions	441,755	432,081
Employer Contributions	119,428	115,418
Accrued Investment Income	14,263	14,228
Notes Receivable from Participants	1,058,664	830,089

Total Receivables	1,634,110	1,391,816

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	139,757,073	106,250,836

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	-	424,960

NET ASSETS AVAILABLE FOR BENEFITS	$139,757,073	$106,675,796

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Investment Income:
Dividends and Interest	$3,334,835
Net Appreciation in Fair Value of Investments	32,046,380

Net Investment Income	35,381,215

Contributions:
Participant Contributions	4,034,286
Employer Contributions	1,377,423

Total Contributions	5,411,709

DEDUCTIONS:
Benefits Paid to Participants	7,706,137
Administration Fees	5,510

Total Deductions	7,711,647

INCREASE IN NET ASSETS	33,081,277

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	106,675,796

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$139,757,073

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the South Jersey Industries, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General – The Plan is a defined contribution plan covering substantially all full time employees of South Jersey Industries, Inc. and subsidiaries (“SJI” or the “Company”) and part-time employees who have one or more years of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Bank of America, N.A. serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Enrollment – Beginning May 1, 2007, all newly hired employees are automatically enrolled into the Plan at a 1% deferral rate.  Participants have 60 days from their hire date to opt out of the Plan.

Contributions – Each year, participants may contribute up to 75% of their pretax compensation up to the maximum allowed by the IRS, excluding overtime, bonuses and all forms of incentive compensation (except commissions), to the Plan. The Company matches 50% of the percentage of employee deferral contributions as determined by the Plan document as summarized below:

50% of the first 6% of salary deferral contributions

▪	Non-union employees hired before 7/1/2003
▪	Local 95 and Local 76 union employees hired before 11/4/2004
▪	Local 1293 union employees hired before 12/17/2004

50% of the first 8% of salary deferral contributions

▪	Non-union employees hired on or after 7/1/2003
▪	Local 95 and Local 76 union employees hired on or after 11/4/2004
▪	Local 1293 union employees hired on or after 12/17/2004
▪	South Jersey Energy Service Plus employees hired on or after 4/15/2003

The Plan also allows for an after-tax contribution to the Plan of the cash equivalent of unused personal and vacation time off for the Plan year up to a maximum of forty hours, as well as providing for an additional year-end Company contribution for the same groups of employees eligible for the match on the first 8% of salary deferral contributions.  These additional year-end contributions are $1,000 for participants with under 10 years of service, and $1,500 for participants with 10 years of service or greater.

Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company’s Board of Directors. Contributions are subject to certain IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Principal and interest are paid ratably through payroll deductions.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Beginning in September 2005, participants were given the option to self-direct their Company match.  If no direction was made, Company contributions automatically defaulted to the Bank of America, N.A. Retirement Preservation Trust, except for members of one of the Company’s union groups which default to SJI Common Stock.  Beginning May 1, 2007, unless directed by the Participant, Company contributions were automatically invested in a Personal Manager Account from Merrill Lynch Advice Access, or SJI Common Stock for members of one of the Company’s union groups.  Participants may transfer amounts related to Company contributions as soon as they are contributed to the Participants’ account, thus all investments are participant-directed.  The Plan offered the following as investment options in 2009 and 2010:

Name	Objective

South Jersey Industries, Inc. Common Stock	Growth & Income
Bank of America Retirement Preservation Trust (2)	Capital Preservation
AIM Capital Development Fund (1)	Growth
Alger Small Cap Growth Fund (1)	Growth
AllianceBern Small/Mid Cap Value Fund (1)	Growth
Allianz CCM Capital Appreciation Fund (1)	Growth
American Growth Fund of America	Growth
BlackRock Basic Value Fund	Growth & Income
BlackRock Large Cap Value Fund (1)	Growth
BlackRock S&P 500 Index Fund	Growth
Columbia Small Cap Value Fund (1)	Growth
Columbia Marsico International Opportunity Fund (1)	Growth
Columbia Mid Cap Value Fund (1)	Growth
Eaton Vance Dividend Builder Fund	Growth & Income
Eaton Vance Large Cap Value Fund	Growth & Income
Franklin Small Cap Value Fund	Growth
Franklin Total Return Fund	Income
ING Intermediate Bond Fund (1)	Income
ING International Value Fund	Growth
Invesco International Growth Fund	Growth
Invesco Van Kempen Mid Cap Growth Fund	Growth
Janus Forty Fund	Growth
Janus Overseas Growth Fund	Growth
Jennison Utility Fund (1)	Growth & Income
MFS Utilities Fund (1)	Growth & Income
Munder Mid Cap Core Growth Fund (1)	Growth
Pioneer Bond Fund	Income
Prudential Jennison Small Company Fund	Growth
Van Kampen Growth & Income Fund (1)	Growth & Income
Van Kampen Small Cap Growth Fund (1)	Growth
Virtus Mid Cap Value Fund	Growth

(1)	Effective December 18, 2009, these investment options were removed from the Plan.
(2)
Effective November 2, 2009, the Charter of Merrill Lynch Bank & Trust Co., FSB was collapsed into Bank of America, N.A., a subsidiary of Bank of America Corporation and Bank of America, N.A. became the successor Trustee for the Trust.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Participant Loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.

Payment of Benefits – On termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, unless the participant’s vested interest is less than $1,000, in which case the funds are automatically distributed to the participant at year-end.

Forfeited Accounts – At December 31, 2010 and 2009, forfeited nonvested accounts totaled $24,608 and $37,748, respectively. These accounts will be used to reduce future employer contributions or to pay Plan expenses. No forfeited amounts were used in 2009 or 2010.

Plan Amendments – The Plan was amended during 2009 and 2010 as follows:

·	Effective January 1, 2009 – To reflect the Plan’s compliance with the requirements of the Pension Protection Act of 2006 and related guidance and legislation.
·	Effective January 1, 2009 – Clarify, correct and provide for an increase in the Year-End Contribution for eligible employees.
·	Effective January 1, 2010 – To reflect the Plan’s compliance with the requirements of the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Included in the Plan’s net assets available for benefits at December 31, 2010 and 2009, are investments in Company common stock amounting to approximately $108.1 million and $79.9 million, respectively, whose value could be subject to change based upon market conditions.

Investment Valuation - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.

Common/Collective trusts: These consist primarily of synthetic guaranteed investment contracts, which are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value.

The Plan’s common/collective trust funds solely pertain to the Bank of America, N.A. Retirement Preservation Trust (the “Trust”).  For the periods January 1, 2009 through December 31, 2009 and January 1, 2010 through October 6, 2010, the Trusts were stable value common/collective trust funds. Investments held by the Trust were required to be reported at contract value as described in ASC 946-210-45 through 946-210-55.  During these periods, in accordance with GAAP, the Trust is included at the fair value of the underlying investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value for fully benefit responsive investment contracts.  The adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009 represents the gains and losses in market value of the underlying investments relative to wrap contract values.

Effective October 6, 2010, as part of a resolution to commence liquidation of the assets, the Trust changed from a stable value fund to a short-term bond fund.  This eliminated any existing wrap contracts (as well as any gains and losses in market value of the underlying investments) and caused the trust to change their method of accounting from contract value to fair value accounting.  As a result, the Plan, as of December 31, 2010, had no investment in synthetic investment contracts, and the Plan’s investment in common/collective trust funds are recorded at fair value.  As a result, the Trust is presented in the statement of net assets available for benefits as of December 31, 2010 at the appropriate contract value as described in ASC 946-210-45 through 946-210-55, and no adjustment from fair value to contract value is necessary.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest in accordance with ASU 2010-25 as discussed below.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2010 or 2009.

New Accounting Pronouncements –

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires that participant loans be classified as notes receivable from participants on the statement of net assets available for benefits rather than a plan investment, and are measured at unpaid principal balance plus accrued but unpaid interest rather than fair value.  The Plan retrospectively adopted ASU 2010-25 in 2010. The adoption did not have a material effect on the Plan’s financial statements.

The Plan adopted the amended guidance in Accounting Standards Codification 820, Fair Value Measurements and Disclosures, as it relates to investments in entities calculating NAV or an equivalent measure of fair value.  The adoption of the amendments did not have a material impact on the fair value of the collective trust.  Investments in the collective trust do not have a holding period, and redemption of all units within the Plan is immediate.  There are no unfunded commitments for investment in the collective trust.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:
·	Quoted prices for similar assets or liabilities in active markets;
·	Quoted prices for identical or similar assets or liabilities in inactive markets;
·	Inputs other than quoted prices that are observable for the asset or liability;
·	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 (in thousands):

	Total	Level 1	Level 2	Level 3

Common stock	$108,053	$108,053	$-	$-
Equity Funds:
Large-Cap Funds	7,861	7,861	-	-
Mid & Small-Cap Funds	5,008	5,008	-	-
International Funds	5,026	5,026	-	-
Bonds Funds	4,907	4,907	-	-
Common/Collective Trusts	7,209	-	7,209	-
	$138,064	$130,855	$7,209	$-

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 (in thousands):

	Total	Level 1	Level 2	Level 3

Common stock	$79,905	$79,905	$-	$-
Equity Funds:
Large-Cap Funds	6,593	6,593	-	-
Mid & Small Cap Funds	3,710	3,710	-	-
International Funds	4,559	4,559	-	-
Bonds Funds	4,020	4,020	-	-
Common/Collective Trusts	5,824	-	5,808	16
	$104,611	$98,787	$5,808	$16

For the years ended December 31, 2010 and 2009, there were no significant transfers in or out of Levels 1, 2, or 3.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010 (in thousands).

Common/Collective Trusts
Balance at January 1, 2010	$16
Change in unrealized appreciation (depreciation)	1
Purchases, sales, issuances and settlements (net)	(17)
Transfers in (out)	-
Balance at December 31, 2010	$-

4.	INVESTMENTS

The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits:

	December 31,
	2010	2009

South Jersey Industries, Inc. common stock	$108,052,968	$79,904,590
Bank of America, N.A. Retirement Preservation Trust	7,208,876	5,824,458

Investments in South Jersey Industries, Inc. common stock are stated at fair value based on quoted market prices, which was $52.82 and $38.18 per share at December 31, 2010 and 2009, respectively, and represents the closing price for the stock as traded on the New York Stock Exchange.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

South Jersey Industries, Inc. common stock	$30,012,130
Equity Funds	1,839,804
Bond Funds	194,446
Total	$32,046,380

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of funds managed by Bank of America, N.A. Bank of America, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, Merrill Lynch Investment Managers merged with BlackRock, Inc., on September 29, 2006.  As such, transactions in BlackRock funds also qualify as exempt party-in-interest transactions. Certain fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Additional fees paid by the Plan for the investment management services were $5,510 for the year ended December 31, 2010.

At December 31, 2010 and 2009, the Plan held 2,045,683 and 2,092,839 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $80,242,554 and $84,296,725, respectively. During the year ended December 31, 2010, the Plan recorded dividend income associated with the Plan’s investments in Company common stock of $2,770,284.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter. In February 2009, the Company and the Plan administrator filed an application for determination with the IRS. The due date for the filing of the application for determination was January 31, 2008. Due to the late filing of the application for determination, the Company and the Plan administrator filed a Voluntary Correction Program (“VCP”) application with the IRS in February of 2009.  Both filings are currently under review by the IRS. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010:

Net assets available for benefits per the financial statements	$139,757,073
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	-
Net assets available for benefits per the Form 5500	$139,757,073

Increase in Net Assets per the financial statements	$33,081,277
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	424,959
Increase in Net Assets per the Form 5500	$33,506,236

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

Net assets available for benefits per the financial statements	$106,675,796
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	(424,960)
Net assets available for benefits per the Form 5500	$106,250,836

Increase in Net Assets per the financial statements	$2,953,559
Adjustment from contract value to fair value for fully
Benefit-responsive investment contracts	378,516
Increase in Net Assets per the Form 5500	$3,332,075

9.	SUBSEQUENT EVENT

In February 2011, the Bank of America Retirement Preservation Trust Fund terminated its operations and became officially liquidated.  The Plan’s Trust units were redeemed at their fair market value, which is identical to its contract value as discussed in Note 2.  On February 14, 2011, the Plan entered into an agreement to reinvest the trust units into the Invesco Stable Value Common/Collective Trust Fund, at a value of approximately $7,300,000.  Beginning in 2011, investments held by the Invesco Stable Value Trust Fund will be reported at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item will be presented representing the adjustment from fair value to contract value.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Identity of Party Involved	Description of Asset	Investment Type	Cost		Current Value
*	Bank of America, N.A.	Cash	Cash	$	**	$58,906
*	South Jersey Industries, Inc.	SJI Common Stock	Common Stock		**	108,052,968
*	Bank of America, N.A.	Bank of America, N.A. Retirement Preservation Trust	Common/Collective Trust		**	7,208,876
	American	American Growth Fund of America R3	Mutual Fund		**	1,801,014
*	BlackRock	BlackRock Basic Value Fund A	Mutual Fund		**	2,096,198
*	BlackRock	BlackRock S&P 500 Index Fund I	Mutual Fund		**	2,848,407
	Eaton Vance	Eaton Vance Dividend Builder Fund	Mutual Fund		**	468,248
	Eaton Vance	Eaton Vance Large-Cap Value Fund A	Mutual Fund		**	385,264
	Franklin	Franklin Small Cap Value Class A	Mutual Fund		**	330,062
	Franklin	Franklin Total Return Fund Class A	Mutual Fund		**	1,581,733
	ING	ING International Value Fund Class A	Mutual Fund		**	3,639,086
	Invesco	Invesco International Growth Fund A	Mutual Fund		**	570,243
	Invesco	Invesco Van Kampen Mid Cap Growth Fund A	Mutual Fund		**	465,157
	Janus	Janus Forty Fund Class A	Mutual Fund		**	261,395
	Janus	Janus Overseas Fund Class A	Mutual Fund		**	816,839
	Pioneer	Pioneer Bond Fund	Mutual Fund		**	3,324,947
	Prudential	Prudential Jennison Small Comp	Mutual Fund		**	2,162,090
	Virtus	Virtus Mid Cap Value Fund A	Mutual Fund		**	2,050,840
		Pending Settlement Fund			**	690
*	Plan Participants	Participant Loan Fund -
		Maturing 2010-2019 at interest rates of 4.25-9.25%	Loans		**	1,058,664

				$	**	$139,181,627
*	Indicates party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
	See Note 1 to the Financial Statements under the caption "Investments" for additional discussion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

Date: June 24, 2011	By:	/s/ Stephen H. Clark
Stephen H. Clark
Chairman, Trust Committee
Treasurer
South Jersey Industries, Inc.